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                                                                      SCHEDULE I

                              J. C. BRADFORD & CO.
                               CORPORATE FINANCE
                              330 COMMERCE STREET
                              NASHVILLE, TN 37201

May 29, 1998

The Board of Directors
Sigma Circuits, Inc.
393 Matthew Street
Santa Clara, CA 95050

Gentlemen:

    Sigma Circuits, Inc. (the "Company"), Tyco International Ltd. ("Tyco") and T10 Acquisition Corp., an indirect wholly-owned subsidiary of Tyco (the "Sub"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the commencement by the Sub of a tender offer (the "Offer") for all of the outstanding shares of Common Stock of the Company, par value $0.001 per share (the "Shares"), at a price of $10.50 per Share, net to the seller in cash, followed by a merger (the "Merger") of Sub with and into the Company pursuant to which each outstanding Share (other than Shares held in the treasury of the Company or by any wholly-owned subsidiary of the Company and any shares owned by Tyco, Sub or any other wholly-owned subsidiary of Tyco) will be converted into the right to receive $10.50 in cash.

    You have asked us whether, in our opinion, the cash consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to such stockholders from a financial point of view.

    J.C. Bradford & Co., L.L.C., as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the proposed Offer and Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Offer.

    In conducting our analysis and arriving at our opinion, we have considered such financial and other information as we deemed appropriate including, among other things, the following: (i) the Merger Agreement; (ii) the historical and current financial position and results of operations of the Company; (iii) certain internal financial analyses and forecasts of the Company prepared by senior management, and provided to us as reasonable forecasts appropriate for use in rendering our opinion; (iv) certain financial, securities and research data of certain other companies in businesses similar to the Company, the securities of which are publicly traded; (v) prices and premiums paid in certain other acquisitions and transactions that we believed to be relevant; (vi) historical and current price and trading activity for the Common Stock; and
(vii) such other financial studies, analyses and investigations as we deemed appropriate for purposes of our opinion.

    We also have held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company. With your permission, we have assumed that financing for the Offer and the Merger has been irrevocably obtained, and that the Merger Agreement has been executed and delivered by the parties thereto on the terms contained in the most recent draft of the Merger Agreement supplied to and reviewed by us.

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    We have taken into account our assessment of general economic, market, financial and other conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the industry in which the Company operates generally. Our opinion is necessarily based upon the information made available to us and conditions as they currently exist and can be evaluated as of the date hereof. We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of our opinion and have not assumed any responsibility for, nor undertaken an independent verification of, such information. With respect to the internal operating data and financial analyses and forecasts supplied to us, we have assumed that such data, analyses and forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the recent and likely future performance of the Company. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based.

    Our opinion does not address the relative merits of the proposed Offer and Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transactions in which the Company might engage. Furthermore, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals.

    In the ordinary course of our business, we may actively trade the equity securities of the Company and Tyco for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Offer and the Merger, does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares pursuant to the Offer or vote to approve the Merger, and is not to be quoted or referred to, in whole or in part, in any proxy statement, nor shall this letter be used for any other purposes, without our prior written consent.

    Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the cash consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to such stockholders from a financial point of view.

                                          Very truly yours,
                                          J.C. BRADFORD & CO., L.L.C.

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